

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

David N. Makuen
Chief Executive Officer
Citi Trends Inc
104 Coleman Boulevard
Savannah, Georgia 31408

Re: Citi Trends Inc
Form 10-K for the year ended December 31, 2021
Filed April 14, 2022
Form 8-K filed November 29, 2022
File No. 000-51315

Dear David N. Makuen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed November 29, 2022

Exhibit 99.1
Reconciliation of GAAP Basis Operating Results to Adjusted Non-GAAP Operating Results

1.   Please reconcile your non-GAAP measures to the most directly comparable GAAP measures without presenting a non-GAAP income statement. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services